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THE EMERGING MARKETS TELECOMMUNICATIONS FUND, INC. (NYSE: ETF)
THE LATIN AMERICA EQUITY FUND, INC. (NYSE: LAQ)

OCTOBER 8, 2002

FOR IMMEDIATE RELEASE
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Contact:  Investor Relations
          Credit Suisse Asset Management, LLC
          1-800-293-1232

       NYSE-LISTED CLOSED-END EQUITY FUNDS MANAGED BY CREDIT SUISSE ASSET
                      MANAGEMENT, LLC COMMENCE TENDER OFFERS

     New York, October 8, 2002 -- The Emerging Markets Telecommunications Fund, Inc. (NYSE: ETF) and The Latin America Equity Fund, Inc. (NYSE: LAQ) each commenced today a tender offer to acquire up to fifteen percent (15%) of its outstanding shares of common stock at a per share cash purchase price equal to ninety-five percent (95%) of net asset value per share as of November 6, 2002, the day the offers expire. In the event that shares tendered exceed 15% of the shares outstanding, the amount of shares tendered will be pro-rated in accordance with the number of shares tendered by each shareholder. The tender offers will be accretive to the net asset value of each fund.

     The tender offers by ETF and LAQ are being made in furtherance of the self-tender programs announced in June 2000 by the funds, whereby: (i) each fund will make a tender offer to acquire at least 15% of its outstanding shares during each calendar year of its program; and (ii) the per share purchase price will be at least 95% of the fund's net asset value per share.

     Credit Suisse Asset Management, LLC (New York), the funds' investment adviser, is part of Credit Suisse Asset Management (CSAM), the institutional and mutual-fund asset-management arm of Credit Suisse First Boston. As of June 30, 2002, CSAM managed over $66 billion in the U.S. and, together with its global affiliates, managed assets of over $313 billion in 14 countries. Credit Suisse Funds is the U.S. mutual-fund family of CSAM.

     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of either fund. The tender offers will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available to investors for free both at the Web site of the Securities and Exchange Commission (www.sec.gov) and of each participating fund (www.cefsource.com). Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.